UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

EXPLANATORY NOTE

This Report on Form 6-K furnishes information regarding (i) the Company’s entry into a loan agreement in connection with its previously announced settlement agreement, (ii) the implementation of a previously announced share put option transaction, (iii) changes to the Company’s board of directors, and (iv) certain recent press releases issued by the Company.

Settlement-Related Loan Agreement

As previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on February 9, 2026, the Company entered into a Settlement Agreement with KAOS Capital Ltd. and Adam Arviv (collectively, the “KAOS Group”) pursuant to which, among other things, the KAOS Group agreed to sell 50,220 common shares of the Company to a third party designated by the Company at a price of $5.00 per share.

In connection with the transactions contemplated by the Settlement Agreement, on February 9, 2026, Psyence Biomed II Corp., an Ontario corporation and a wholly owned subsidiary of the Company (the “Lender”), entered into a Loan Agreement (the “Loan Agreement”) with Curiosum Ltd., an Israeli corporation (the “Borrower”), pursuant to which the Lender agreed to make a loan to the Borrower in the principal amount of US$251,110.00 (the “Loan”).

The Loan bears interest at a rate equal to the Royal Bank Prime rate at Royal Bank of Canada plus 1% per annum, computed monthly in arrears, and has a maturity date three months from the effective date of the Loan Agreement.

The Loan was provided to facilitate the Borrower’s purchase of the shares from the KAOS Group pursuant to the Settlement Agreement. The Loan constitutes a short-term, interest-bearing commercial arrangement. The Company is not releasing or forgiving any portion of the Loan, and the Loan remains a legally binding repayment obligation of the Borrower.

Pursuant to the Loan Agreement, the Borrower is required to repay the Loan from proceeds received from the sale of the Company’s publicly traded common shares held by the Borrower and must prepay the Loan immediately upon receipt of any such share sale proceeds. The Loan Agreement contains customary events of default, representations and warranties, covenants and other terms for a transaction of this nature.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed as Exhibit 10.1 to this Form 6-K and incorporated herein by reference.

Implementation of Share Put Option and Share Exchange

As previously disclosed in the Company’s Report on Form 6-K furnished to the SEC on February 13, 2026, Psyence Labs Ltd. (“PsyLabs”) exercised its irrevocable put option to require the Company to subscribe for US$5,000,000 of ordinary shares of PsyLabs pursuant to that certain Share Put Option and Amendment Agreement dated July 3, 2025.

On February 25, 2026, the Company consummated the share-for-share exchange contemplated by the put option exercise notice (the “Share Exchange”). In connection with the Share Exchange, PsyLabs issued 2,900 PsyLabs shares to the Company, representing an aggregate value of US$5,000,000, and the Company issued 1,146,159 common shares to PsyLabs, calculated based on the 30-day VWAP of the Company’s common shares for the period ending immediately prior to closing. No cash consideration was exchanged.

Following the issuance of such common shares, PsyLabs beneficially owns approximately 49.98% of the Company’s issued and outstanding common shares (based on 1,147,148 common shares outstanding prior to such issuance).

The issuance of the Company’s common shares was made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated thereunder.

Board Resignation and Appointment

Effective February 20, 2026, Seth Feuerstein resigned from the Company’s Board of Directors. The Board accepted his resignation pursuant to a duly adopted board resolution. Mr. Feuerstein’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective February 20, 2026, the Board appointed Sashank Pillay, a resident of the Republic of South Africa, to fill the vacancy created by Mr. Feuerstein’s resignation. The Board has affirmatively determined that Mr. Pillay qualifies as an independent director under applicable Nasdaq listing standards and that he is able to exercise independent judgment.

Mr. Pillay, age 48, has served as a country manager consultant to the Company’s legacy production and cultivation business since May 2020. His business experience over the past five years includes serving as Country Manager and Community and Government Relations Liaison (Lesotho) to the erstwhile Canopy Growth Africa, now Highlands Africa Investments, a cannabis cultivation and production business formerly owned by Canopy Growth Corporation (NYSE: CGC / TSX: WEED). He was a founding participant in Mindhealth Corp., a governmentally licensed commercial psilocybin cultivation and production facility, which became the cultivation and production division of the Company’s former parent company, Psyence Group Inc., a then life science biotechnology company listed on the Canadian Securities Exchange (CSE:PSYG). The legacy Mindhealth Corp. business in now owned and operated by PsyLabs under the name “Psyence Production”. Following the Company’s sizable investment into PsyLabs, the Board concluded that Mr. Pillay should serve as a director based on, among other things, his experience in cultivation and production project execution, design, construction, operations management and logistics, including government relations, domestic jurisdictional knowledge, domestic and international controlled substance regulatory frameworks, quality management, logistics and supply chain management and customs and import/export facilitation.

Effective as of February 20, 2026, Mr. Pillay has been appointed to serve on the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board has determined that Mr. Pillay satisfies the independence requirements of the Nasdaq listing standards. The Board has further determined that Mr. Pillay is financially sophisticated within the meaning of the Nasdaq listing standards and qualifies to serve on the Audit Committee.

There are no arrangements or understandings between Mr. Pillay and any other persons pursuant to which he was selected as a director. Since the beginning of the Company’s last completed fiscal year, there have been no transactions, nor are there any currently proposed transactions, to which the Company was or is to be a party in which Mr. Pillay has a direct or indirect material interest, other than a small indirect ownership stake of less than 1% in PsyLabs held by a related party.

In connection with his appointment, Mr. Pillay entered into the Company’s standard form of indemnification agreement.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Loan Agreement, dated February 9, 2026, by and between Psyence Biomed II Corp. and Curiosum Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 2, 2026

Psyence Biomedical Ltd.

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer

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